FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC
ANNUAL RESULTS 2017
AUDIO WEBCAST AND CONFERENCE CALL

There will be an audio webcast presentation and conference call today for investors and analysts. The speakers will be: Stuart Gulliver, Group Chief Executive; and Iain Mackay, Group Finance Director.

A copy of the presentation to investors and analysts is attached and is also available to view and download at http://www.hsbc.com/investor-relations/events-and-presentations. Full details of how to access the conference call appear below and details of how to access the webcast can also be found at:
www.hsbc.com/investor-relations/group-results-and-reporting

Time: 7.30am (London); 3.30pm (Hong Kong); and 2.30am (New York).

Click on, or paste the following link into your web browser, to view the associated PDF document.

http://www.rns-pdf.londonstockexchange.com/rns/3270F_-2018-2-19.pdf

Conference call access numbers:
Restrictions may exist when accessing freephone/toll-free numbers using a mobile telephone.

Passcode: HSBC

	Toll-free	Toll
UK	08082341369	+44 203 6514 876
US	18007429301	+1 845 507 1610
Hong Kong	+852 3051 2792	+852 3051 2792
International		+61 283733610

Replay access details from Tuesday, 20 February 2018, 19:45 HKT (available until Tuesday, 20 March 2018, 20:59 HKT):

Passcode: 9795207

	Toll-free	Toll
UK	0808 234 0072	+44 203 7014 269
US	1855 452 5696	+1 646 254 3697
Hong Kong	800 963 117	+852 3051 2780
International		+61 2 90034211

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 3,900 offices in 67 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,522bn at 31 December 2017, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 20 February 2018